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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                           GENERAL MOTORS CORPORATION
                                (Name of Issuer)
                         GENERAL MOTORS CAPITAL TRUST D
                         GENERAL MOTORS CAPITAL TRUST G
                       (Name of Person Filing Statement)

                               DEPOSITARY SHARES,
                   EACH REPRESENTING ONE-FOURTH OF A SHARE OF
                        SERIES D 7.92% PREFERENCE STOCK

                               DEPOSITARY SHARES,
                   EACH REPRESENTING ONE-FOURTH OF A SHARE OF
                        SERIES G 9.12% PREFERENCE STOCK
                         (Title of Class of Securities)

                                   370442857
                                   370442790
                     (CUSIP Number of Class of Securities)

                                 PETER R. BIBLE
                            CHIEF ACCOUNTING OFFICER
                           GENERAL MOTORS CORPORATION
                             100 RENAISSANCE CENTER
                          DETROIT, MICHIGAN 48243-7301
                                 (313) 556-5000
      (Name, Address and Telephone Number of Persons Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                   Copies to:

    MARTIN I. DARVICK, ESQ.               ROBERT S. OSBORNE, P.C.               VINCENT J. PISANO, ESQ.
  GENERAL MOTORS CORPORATION                 KIRKLAND & ELLIS                SKADDEN, ARPS, SLATE, MEAGHER
   3031 WEST GRAND BOULEVARD              200 EAST RANDOLPH DRIVE                     & FLOM LLP
    DETROIT, MI 48202-3091             CHICAGO, ILLINOIS 60601-6636                919 THIRD AVENUE
                                                                                  NEW YORK, NY 10022

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                                 April   , 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                           CALCULATION OF FILING FEE

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              Transaction Valuation*                                 Amount of Filing Fee
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                 $395,140,895.30                                         $119,739.67
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* For the purpose of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, the market value of the Depositary Shares (the "Series D 7.92% Depositary Shares"), each representing one-fourth of a share of Series D 7.92% Preference Stock, proposed to be acquired was determined by multiplying $25.9375 (the average of the high and low reported prices of the Series D 7.92% Depositary Shares on the New York Stock Exchange on April 9, 1997) by 5,462,917 (the number of Series D 7.92% Depositary Shares which General Motors Capital Trust D has offered to acquire) and the market value of the Depositary Shares (the "Series G 9.12% Depositary Shares"), each representing one-fourth of a share of Series G 9.12% Preference Stock, proposed to be acquired was determined by multiplying $27.9375 (the average of the high and low reported prices of the Series G 9.12% Depositary Shares on the New York Stock Exchange on April 9, 1997) by 9,071,910 (the number of Series G 9.12% Depositary Shares which General Motors Capital Trust G has offered to acquire).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $119,739.67  Form or Registration No.: Form S-4,
                                     Registration No. 333-25221
                                         Date Filed: April 15, 1997
Filing Parties: General Motors Corporation
         General Motors Capital Trust D
         General Motors Capital Trust G

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     This Issuer Tender Offer Statement (the "Statement") is being filed with the Securities and Exchange Commission (the "Commission") by General Motors Corporation, General Motors Capital Trust D and General Motors Capital Trust G in connection with the filing under the Securities Act of 1933, as amended, of a registration statement on Form S-4 (Registration No. 333-25221) (the "Registration Statement") regarding offers (the "Offers") to holders of Depositary Shares (the "Series D 7.92% Depositary Shares"), each representing one-fourth of a share of Series D 7.92% Preference Stock (the "Series D 7.92% Preference Stock") of General Motors Corporation ("General Motors") and Depositary Shares (the "Series G 9.12% Depositary Shares"), each representing one-fourth of a share of Series G 9.12% Preference Stock of General Motors (the "Series G 9.12% Preference Stock"). A copy of the prospectus dated
              , 1997 (the "Prospectus") contained in the Registration Statement filed with the Commission on April 15, 1997 is incorporated herein by reference as Exhibit 9(e). Pursuant to General Instruction B to Schedule 13E-4, certain information contained in the Prospectus is hereby incorporated by reference in answer to items of this Statement.

     References to the Prospectus are identified by the captions set forth in the Prospectus. Where substantially identical information required by Schedule 13E-4 is included under more than one caption, reference is made to only one caption of the Prospectus.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is General Motors Corporation, a Delaware corporation. The address of its principal executive office is 100 Renaissance Center, Detroit, Michigan 48243-7301.

     (b) The exact title of the classes of securities being sought are (i) Depositary Shares, each representing one-fourth of a share of Series D 7.92% Preference Stock of General Motors, and (ii) Depositary Shares, each representing one-fourth of a share of Series G 9.12% Preference Stock of General Motors. Reference is made to "Prospectus Summary" and "The Offers--Terms of the Offers" and "--Conditions to the Offers" in the Prospectus, which are incorporated herein by reference, for the amount of securities outstanding and being sought and the consideration being offered therefor. No Series D 7.92% Depositary Shares or Series G 9.12% Depositary Shares will be acquired from officers, directors or affiliates of General Motors other than pursuant to the terms of the Offers.

     (c) Reference is made to "Price Ranges of Depositary Shares" in the Prospectus, which is incorporated herein by reference.

     (d) The names of the persons filing this statement are (i) General Motors Capital Trust D (the "Series D Trust") and (ii) General Motors Capital Trust G (the "Series G Trust"), each constituting a newly organized statutory business trust organized under the laws of the State of Delaware. The Series D Trust and the Series G Trust are referred to herein collectively as the "Trusts." The address of the principal office of each of the Trusts is c/o General Motors Corporation, 100 Renaissance Center, Detroit, Michigan 48243-7301. The Trusts have been organized by General Motors for the purpose of effecting the Offers. Reference is made to "Prospectus Summary" and "The Trusts" in the Prospectus, which are incorporated herein by reference.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Reference is made to "The Offers--Terms of the Offers," "Description of the Preferred Securities," "Description of the Preferred Securities Guarantees," "Description of the Junior Subordinated Debentures" and "Relationship Between the Preferred Securities, the Junior Subordinated Debentures and the Preferred Securities Guarantees" in the Prospectus, which are incorporated herein by reference.

     (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Reference is made to "The Offers--Purpose of the Offers" and "--Terms of the Offers" in the Prospectus, which are incorporated herein by reference. Depositary Shares acquired pursuant to the Offers will be delivered to General Motors. See "Description of the Preference Stocks and Depositary Shares" in the Prospectus, which is incorporated herein by reference.

     (a) General Motors may acquire various General Motors securities from time to time in the future and expects to issue various General Motors securities from time to time, in each case for general or special corporate purposes.

     (b)-(d) None.

     (e) Reference is made to "Capitalization" in the Prospectus, which is incorporated herein by reference.

     (f)-(j) None.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     None.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     None.

ITEM 6. PERSON RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is made to "The Offers--Exchange Agent and Information Agent," "--Dealer Manager; Soliciting Dealers" and "Fees and Expenses; Transfer Taxes" in the Prospectus, which are incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a) Reference is made to "Capitalization," "Selected Consolidated Financial Data of General Motors Corporation" and "Incorporation of Certain Documents by Reference" in the Prospectus, which are incorporated herein by reference.

     (b) Reference is made to "Capitalization" in the Prospectus, which is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) None.

     (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Offers other than compliance with the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 13e-4 promulgated thereunder, the Trust Indenture Act of 1939, as amended, and the requirements of state securities or "blue sky" laws.

     (c) Not applicable.

     (d) None.

     (e) None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     A list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 1997

                                          General Motors Capital Trust D

                                          By:      /s/ JOHN D. FINNEGAN
                                            ------------------------------------
                                            Name: John D. Finnegan
                                            Title: Trustee

                                          General Motors Capital Trust G

                                          By:     /s/ JOHN D. FINNEGAN
                                            ------------------------------------
                                            Name: John D. Finnegan
                                            Title: Trustee

                               INDEX TO EXHIBITS

   EXHIBIT
     NO.                                 DESCRIPTION
   -------                               -----------
9(a)(i)(1)       Form of Series D Letter of Transmittal(1)
9(a)(i)(2)       Form of Series G Letter of Transmittal(1)
9(a)(ii)(1)      Form of Series D Notice of Guaranteed Delivery(1)
9(a)(ii)(2)      Form of Series G Notice of Guaranteed Delivery(1)
9(a)(iii)(1)     Form of Series D Letter to Brokers, Dealers, Commercial
                 Banks, Trust Companies and Other Nominees(1)
9(a)(iii)(2)     Form of Series G Letter to Brokers, Dealers, Commercial
                 Banks, Trust Companies and Other Nominees(1)
9(a)(iv)(1)      Form of Series D Letter to Clients(1)
9(a)(iv)(2)      Form of Series G Letter to Clients(1)
9(a)(v)(1)       Form of Series D Letter to Holders of Depositary Shares(1)
9(a)(v)(2)       Form of Series G Letter to Holders of Depositary Shares(1)
9(a)(vi)(1)      Form of Series D Questions and Answers Regarding Offers(1)
9(a)(vi)(2)      Form of Series G Questions and Answers Regarding Offers(1)
9(a)(vii)(1)     Form of Series D Notice of Offers(1)
9(a)(vii)(2)     Form of Series G Notice of Offers(1)
9(c)             Not applicable
9(d)(i)          Opinion of Robert N. Deitz, Esq., Tax Staff of General
                 Motors Corporation (incorporated by reference to Exhibit 8 to Registration Statement on Form S-4 (Registration No.
                 333-25221) (the "Registration Statement on Form S-4"))(1)
9(d)(ii)         Opinion of Martin I. Darvick, Esq., Legal Staff of General
                 Motors Corporation (incorporated by reference to Exhibit
                 5(b) to the Registration Statement on Form S-4)(1)
9(e)             Prospectus dated                , 1997 (incorporated by
                 reference to the Registration Statement on Form S-4)
9(f)             Not applicable

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(1) To be filed by amendment.